EXHIBIT 99.1

Brookfield Renewable Issues $350 Million Green Perpetual Subordinated Notes

All amounts in U.S. dollars

BROOKFIELD, News, April 15, 2021 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) and Brookfield Renewable Corporation (or together, with Brookfield Renewable Partners L.P., “Brookfield Renewable”) (NYSE, TSX: BEPC) today announced the closing of the issuance of $350 million of fixed rate green perpetual subordinated notes (the “notes”).

The notes, which have a coupon of 4.625%, will be listed on the New York Stock Exchange under the symbol “BEPH” and have the same accounting and rating treatment as our preferred LP units.

Wells Fargo Securities, LLC, BofA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC acted as joint book-running managers for the offering.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes described herein, nor shall there be any sale of these notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The notes were not offered or sold, directly or indirectly, in Canada or to any resident of Canada.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 20,000 megawatts of installed capacity and an approximately 23,000 megawatt development pipeline. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $600 billion of assets under management.

Contact information:
Media:	Investors:
Claire Holland	Robin Kooyman
Senior Vice President - Communications	Senior Vice President – Investor Relations
(416) 369-8236	(416) 369-2616
claire.holland@brookfield.com	robin.kooyman@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, “potential”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding Brookfield Renewable’s green financing initiatives and the use of proceeds of the offering of the notes, including the potential redemption of Brookfield Renewable’s Class A Preferred Limited Partnership Units, Series 9. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.